UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated September 7, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: September 7, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER ACHIEVES BEST EVER AUGUST SALES RESULTS

September 7, 2016, Whitley, UK: Jaguar Land Rover, the UK’s leading manufacturer of premium luxury vehicles, today reported its best ever August retail sales of 36,926 vehicles, up 26% compared to August 2015. The month’s performance has been driven by strong sales of the Land Rover Discovery Sport, the Jaguar F-PACE and XE. Jaguar Land Rover sold 372,978 vehicles in the first eight months of 2016, 24% up on the same period in the prior year.

In August, Jaguar Land Rover has delivered particularly solid performances in North America and Europe with retail sales increasing by 45% and 37% respectively compared to the previous year. Retail sales were 36% up in China, 3% down in the UK, and 2% down in other overseas markets.

Jaguar recorded its best August ever, delivering 10,868 vehicles, up 104% on the previous year, reflecting the strong launch of the F-PACE as well as continued solid sales of the XE. Calendar year-to-date sales for Jaguar were 85,726 up 72% year-on-year.

Land Rover strengthened its position as a world-leading manufacturer of all-terrain SUVs, with its strongest August sales of 26,058 vehicles, up 9% year-on-year. The strong sales were led by the Discovery Sport, retailing 7,053 vehicles. Calendar year-to-date sales for Land Rover reached 287,252 vehicles, 14% up on the prior year.

	August	% increase YOY	Jan – August	% increase YOY	15/16 Financial Year	% increase YOY
Jaguar Land Rover	36,926	26%	372,978	24%	521,571	13%
Jaguar	10,868	104%	85,726	72%	94,449	23%
Land Rover	26,058	9%	287,252	14%	427,122	11%

ENDS.

Notes to editors:

•	Jaguar Land Rover is the largest automotive manufacturer in Britain;

•	Over the past five years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested over £12 billion in new product creation and capital expenditure;

•	With a balanced regional distribution of sales, in 2015, Jaguar Land Rover sold 487,065, up 5% year-on-year. Of that, Jaguar sold 83,986 vehicles and Land Rover sold 403,079 vehicles;

•	Jaguar Land Rover will invest over £3 billion in its products and facilities in Fiscal 2015 /16;

•	Jaguar Land Rover is one of the UK’s largest exporters and generates over 80% of its revenue from exports.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.